July 7, 2005

VIA HAND DELIVERY
Gregory S. Belliston
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Connetics Corporation
Registration Statement on Form S-1
Filed June 20, 2005
File No. 333-125982

Dear Mr. Belliston:

     On behalf of our client, Connetics Corporation, a Delaware corporation (“Connetics”), we are writing in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in your letter to Connetics dated June 28, 2005 (the “Comment Letter”) with respect to Connetics’ Registration Statement on Form S-1, File No. 333-125982. Connetics is filing concurrently herewith via EDGAR Amendment No. 1 to the Registration Statement (as so amended, hereinafter referred to as the “Registration Statement”) marked to indicate changes from the Registration Statement as previously filed.

     When Connetics requests acceleration of the effective date of the pending registration statement, Connetics will provide a letter on its letterhead including the representations listed on page three of the Comment Letter. Connetics currently anticipates that it will submit an acceleration request shortly.

     Set forth below are Connetics’ responses to the comments made in the Comment Letter. For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Registration Statement.

Pending Confidential Treatment Application

1.	We note you filed a confidential treatment application on March 17, 2005, which application is still pending. You will receive our comments on the application under separate cover. All issues related to the application will need to be resolved prior to our declaring the registration statement effective.

On June 29, 2005, Connetics received the Staff’s comments relating to the March 17, 2005 confidential treatment application. Connetics is currently preparing a response to those comments. Please note that Connetics also filed a confidential treatment application on May 11, 2005. Accordingly, Connetics respectfully requests that the Staff provide any comments regarding the May 11, 2005 confidential treatment application as soon as is practicable. Connetics will not request acceleration of effectiveness until all issues relating to the confidential treatment applications have been resolved.

FORM S-1

General

2.	We note each share of common stock carries the right to purchase 1/1000 share of Series B Preferred Stock. Please revise the fee table so that it includes the rights.

Connetics has revised the fee table in response to the Staff’s comment.

Selling Securityholders, page 106

3.	Please be aware that the prospectus must state that sellers who are broker-dealers are underwriters. The only exception to this position is if the seller obtained their securities as compensation for underwriting activities. Please revise the second sentence of footnote 59 to state that the sellers who are broker-dealers are underwriters. Also, please list in the Plan of Distribution section the sellers who are broker-dealers and, therefore, underwriters.

Connetics has revised the Registration Statement on pages 110 and 111 in response to the Staff’s comment.

Signatures, page II-10

4.	We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in the amended Form S-1. If John L. Higgins, the CFO, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form S-1.

Connetics has revised the Registration Statement on page II-10 in response to the Staff’s comment.

     If you have any questions regarding the responses to the comments of the Staff, or require additional information from Connetics, please contact the undersigned at (415) 984-6460.

Very truly yours,
/s/ Celeste E. Greene
Celeste E. Greene

Enclosures

cc:	Jeffrey P. Riedler, SEC
Katrina J. Church, Connetics Corporation